

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
100 F Street, N.E.
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

September 24, 2008

Mr. Bernard Lipton, Chief Financial Officer
Australian-Canadian Oil Royalties Ltd.
P.O. Box 1629
1301 Ave. M
Cisco, Texas 76437

> **Re: Australian-Canadian Oil Royalties Ltd.**
> **Form 10-KSB/A for the Year Ended December 31, 2007**
> **Form 10-QSB for the period Ended March 31, 2008**
> **File No. 0-29832**

Dear Mr. Lipton:

We have completed our review of your Form 10-KSB and related filings and do not, at this time, have any further comments.

Sincerely,

Chris White
Branch Chief